UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

____________________________________________

NOTICE OF ANNUAL MEETING

____________________________________________

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of EXETER RESOURCE CORPORATION (the “Company”) will be held on May 10, 2006 at Suite 301, 700 West Pender Street, Vancouver, British Columbia, Canada, at the hour of 2:30 pm (local time in Vancouver) for the following purposes:

1.	To receive the audited annual financial statements of the Company for its financial year ended December 31, 2005;
2.	To determine the number of directors at 6;
3.	To elect directors for the ensuing year;
4.	To appoint MacKay LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.	To approve an amendment to the Company’s Stock Option Plan; and
6.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of proxy (the “Proxy”).

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 5th day of April, 2006.

BY ORDER OF THE BOARD

“Yale Simpson”

Yale Simpson

Chairman

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

EXETER RESOURCE CORPORATION

to be held on

MAY 10, 2006

INFORMATION CIRCULAR

EXETER RESOURCE CORPORATION

Suite 301, 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

Website: http://www.exeterresource.com

(all information as at April 5, 2006 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Exeter Resource Corporation (the "Company") for use at the Annual General Meeting of the Company’s shareholders (the "Meeting") to be held on May 10, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., of 100 University Avenue, 10th floor, Toronto, O.N., Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

i)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

ii)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at MacNeill Law, 950 – 1055 West Georgia Street, Vancouver, B.C. Canada V6E 3P3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 5, 2006, the Company has issued and outstanding 28,709,013 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on April 5, 2006 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2005, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Bryce G. Roxburgh (1) President & CEO	2005	NIL	NIL	$144,000 (2)	270,000/0	NIL	N/A	NIL
	2004	NIL	$50,000	$97,490	358,000/0	NIL	N/A	NIL
	2003	NIL	NIL	$30,000	142,000/0	NIL	N/A	NIL
Cecil R. Bond (3) Current CFO	2005	NIL	NIL	$85,000 (4)	300,000/0	NIL	NIL	NIL
David W. Simpson (5) Former CFO	2005	NIL	NIL	$13,400	50,000/0	NIL	NIL	NIL
	2004	N/A	NIL	$19,975	50,000/0	N/A	N/A	N/A
(1)	Mr. Roxburgh was appointed President and CEO of the Company on September 4, 2003.

(2)	The Company paid $12,000 per month during the financial year ended December 31, 2005 to Rowen Company Limited, a company controlled by Mr. Roxburgh.

(3)	Mr. Bond was appointed CFO of the Company on April 13, 2005.

(4)	The Company paid $10,000 per month during the financial year ended December 31, 2005 to 667060 BC Ltd., a company controlled by Mr. Bond.
(5)	Mr. Simpson was appointed CFO of the Company on June 16, 2004. His appointment ceased on April 13, 2005.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities, Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Bryce G. Roxburgh	July 7, 2005 December 20, 2005	70,000 200,000	2.35% 6.72%	$1.12 $1.59	$1.25 $1.63	July 7, 2009 December 20, 2009
Cecil R. Bond	April 5, 2005	300,000	10.08%	$1.20	$1.20	April 4, 2009
David W. Simpson	December 20, 2005	50,000	1.68%	$1.59	$1.63	December 20, 2009
1.	Calculated as the closing price of the Company’s shares on the TSX Venture Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Bryce G. Roxburgh	Nil	Nil	770,000 / Nil	$556,550
Cecil R. Bond	Nil	Nil	300,000 / Nil	$180,000
David W. Simpson	46,250	$12,000	53,750 / Nil	$14,062
2.	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
3.

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at December 31, 2005 was $1. 80.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contracts exist between the Company and the Named Executive Officers. However, consulting agreements exist between the Company and certain corporations of which the Named Executive Officers are principals. See “Management Contracts” below.

Except as otherwise described herein there is no compensatory plan contract or arrangement, where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended December 31, 2005, except to Mr. McCartney, who received a fee in the amount of $2,500 per month in consideration for his services as Chairman of the Audit Committee.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate of 930,000 common shares to directors, including directors who are Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,573,810	$1.02	NIL
Equity compensation plans not approved by securityholders(1)	1,375,940	$1.49	489,402
Total	4,949,750	$1.15

(1)

These figures represent an amendment to the Company’s stock option plan to increase the number of shares available for issuance. Shareholders are being asked to approve the amendment at the Meeting. See “Particulars of Matters to be Acted Upon” below.

MANAGEMENT CONTRACTS

Pursuant to a consulting agreement between the Company, Rowen Company Limited of Hong Kong (“Rowen”) and Bryce Roxburgh (“Roxburgh”) dated January 1, 2005 (the “Agreement”), Rowen provides the services of Roxburgh to the Company, and provides for Roxburgh to serve as a director (if elected) and to hold the offices of President and CEO of the Company at the pleasure of the board of directors (the “Board”). Roxburgh is a principal of Rowen. The Company pays Rowen a monthly consulting fee of $12,000 for Roxburgh’s services. The Agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay Rowen a lump sum equal to 24 times the monthly consulting fee.

Pursuant to a consulting agreement between the Company, 667060 BC Ltd. (“667060”) and Cecil Bond (“Bond”) (the “Agreement”), 667060 provides the services of Bond to the Company, and provides for Bond to serve as CFO of the Company at the pleasure of the Board. 667060 is controlled by Bond. The Company pays 667060 a monthly consulting fee of $10,000 for Bond’s services. The Agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay 667060 a lump sum equal to 24 times the monthly consulting fee.

Pursuant to a consulting agreement between the Company, Canaust Resource Consultants Ltd. of British Columbia (“Canaust”) and Yale Simpson (“Simpson”) dated January 1, 2005 (the “Agreement”), Canaust provides the services of Simpson to the Company, and provides for Simpson to serve as a director of the Company if so elected and to hold the office of Chairman at the pleasure of the Board. Canaust is controlled by Simpson. The Company pays Canaust a monthly consulting fee of $8,000 for Simpson’s services. The Agreement has a term of two years and provides for termination by either party by giving 90 days written notice. Should the termination notice be delivered by either party within the 90 day period following a change of control, the Company will pay Canaust a lump sum equal to 24 times the monthly consulting fee.

Except as noted above, management functions of the Company and its subsidiaries are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director of executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Paul C. MacNeill, a director of the Company, is the President of P. MacNeill Law Corporation (“MacNeill Law”). MacNeill Law provides legal services to the Company. During the financial year ended December 31, 2005 the Company paid $170,850 to MacNeill Law for legal services.

Pursuant to agreements dated October 27, 2002, January 18, 2003 and April 30, 2003 the Company acquired the right to earn a 100% interest in Cognito Limited (“Cognito”) from Rowen Company Limited (“Rowen”). Bryce Roxburgh, the Company’s President and CEO is a principal of Rowen. Cognito has the right to acquire 100% of the La Cabeza gold project in Argentina. Under the agreements the Company acquired an initial 50% interest in Cognito during the year ended December 31, 2003 and fulfilled the requirements under the agreements to exercise its option to acquire the remaining 50% interest in Cognito during the year ended December 31, 2005. Consequently the Company issued 2,500,000 common shares at a price of $1.00 per share to Rowen for the acquisition of the remaining 50% interest in Cognito.

During the financial year ended December 31, 2005, the Company completed a private placement consisting of 1,907,677 units at a price of $1.20 per unit. Each unit consisted of one share and one half of a share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share at $1.35 on or before April 14, 2006. Bryce Roxburgh, Paul MacNeill and Yale Simpson participated in this financing, collectively subscribing for a total of 463,000 units.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Shareholders are being asked to approve at the Meeting: (a) the Company’s stock option plan, which has been amended to increase the plan ceiling from 3,573,810 common shares to 5,741,803 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date; and (b) the exercise prices of an aggregate of 2,056,000 options that were granted under the amended plan prior to shareholder approval. Bryce G. Roxburgh, Yale R. Simpson, Douglas W. Scheving, Paul C. MacNeill, William D. McCartney and Michael R.J. McPhie, directors of the Company, have an interest in the matter by virtue of the fact that they hold an aggregate of 930,000 of those options.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at six (6) for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) ("Business Corporations Act").

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Bryce G. Roxburgh (7) President, CEO and Director Philippines	President and CEO of the Company since September 4, 2003; Exploration Manager, Arimco N.L. and Climax Mining Limited from 1990-2000; Geological consultant from 2000-2003.	March 20, 2003	3,675,000 (6)
Yale R. Simpson (7) Chairman of the Board Director West Vancouver, B.C. Canada	Chairman of the Company since September 11, 2003; Chairman of Argosy Minerals Inc. from 1993-2001; President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd., and Dynasty Minerals & Mining Inc.	June 10, 2003	1,094,500
Douglas W. Scheving (4) (5) Director Vancouver, B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993	44,400
Paul C. MacNeill (5) Director West Vancouver, B.C. Canada	President, MacNeill Law since November 2002; Formerly, Partner, Campney & Murphy, Barristers and Solicitors, from 1988 to November 2002.	January 21, 2004	500,500

Michael R.J. McPhie (4) (5) Director Vancouver, B.C. Canada	President & Chief Executive Officer, Mining Association of British Columbia since November 2004; Partner HBA Management Consultants Ltd, since September 2003. Prior to that, Senior Consultant with Knight Piesold Ltd.	October 8, 2004	35,000
William D. McCartney (4) Director Vancouver, B.C. Canada	President of Pemcorp Management Inc. since 1990; Director of Southwestern Resources Corp.	September 1, 2005	Nil
4.	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
5.	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
6.

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

7.	Member of the Company’s Audit Committee.
8.	Member of the Company’s Compensation Committee.
9.	2,500,000 of these shares are registered in the name of Rowen Company Limited, a company controlled by Mr Roxburgh.
10.	Director of the Company’s wholly owned subsidiaries Estelar Limited and Cognito Limited.

To the best of management’s knowledge, no proposed director is, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 5, 2006, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company's approach to corporate governance is set forth below.

Board of Directors

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, four of the six members of the Board are independent. The members who are independent are Paul MacNeill, William McCartney, Michael McPhie and Douglas Scheving. Bryce Roxburgh is not independent by virtue of the fact that he is an executive officer of the Company. Yale Simpson is not independent by virtue of the fact that he provides management services to the Company through Canaust.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Yale R. Simpson	Diamonds North Resources Ltd. Dynasty Minerals & Mining Inc.
Douglas W. Scheving	E-COMBIZ.COM INC. Electrum Mining Limited Golden Dynasty Resources Ltd. Touchstone Mining Limited
Paul C. MacNeill	Adastra Minerals Inc. Christopher James Gold Corp. Dynasty Minerals & Mining Inc. Minefinders Corporation Ltd. Northern Lion Gold Corp.
William D. McCartney	Southwestern Resources Corp.

On occasions where it is considered advisable, the Company’s independent directors will hold meetings at which non-independent directors and members of management are not in attendance. During the Company’s most recently completed financial year, the independent directors have not held any such meetings as it was not considered necessary. As the majority of the Board are independent, matters for consideration receive full and detailed discussion. Where matters discussed may involve persons having a conflict of interest, that individual does not participate in the discussion.

Mr. Yale R. Simpson, Chairman of the Board is not independent. Mr. Paul MacNeill, an independent director, serves as lead director, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has not developed a written position description for the lead director, but considers the lead director to be primarily responsible for ensuring that the Board is functioning properly and that it is meeting its obligations and responsibilities.

The following table sets out the attendance of the directors at the five Board meetings held during the most recently completed financial year:

Director	Board Meeting
Bryce G. Roxburgh	4/5
Yale R. Simpson	5/5
Douglas W. Scheving	5/5
Paul C. MacNeill	5/5
Michael R.J. McPhie	5/5
William D. McCartney (1)	1/5

(1) Mr. McCartney was appointed a director on September 1, 2005 and therefore was eligible to attend one meeting.

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Company;
•	the Company's strategic planning process,
•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,
•	the Company's succession planning, including appointing, training and monitoring senior management,
•	the Company's major business development initiatives,
•	the integrity of the Company's internal control and management information systems,
•	the Company's policies for communicating with shareholders and others, and
•	the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,
•	approval of the Company’s business plan,
•	acquisition of, or investments in new business,
•	changes in the nature of the Company's business,
•	changes in senior management, and
•	all matters as required under the Business Corporations Act.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise. Regular technical presentations are made to the Board members to keep them informed of the Company’s operations.

Ethical Business Conduct

The Board has not adopted a written code of conduct for its directors, officers and employees. Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions.

If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

Board Committees

The Board has two committees: the Audit Committee and the Compensation Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times. As at the date hereof, the Audit Committee is composed of William D. McCartney, Michael R.J. McPhie and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning of sections 1.4, 1.5 and 1.6 of MI 52-110. The text of the Audit Committee’s Charter is attached as Appendix 1 to this Information Circular.

Mr. McCartney, Chairman of the Audit Committee and a Chartered Accountant with over 20 years experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and has an understanding of internal controls and procedures for financial reporting.

Mr. McPhie’s professional experience in the mining industry working at senior levels within government, industry and as a consultant provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr Scheving’s industry experience in the management and administration of publicly traded mining exploration companies provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

The Board has not developed a written position description for the chair of the Audit Committee but considers the chair to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

Financial Year Ending	Audit Fees and Audit Related Services (1)	Tax Fees (2)	All Other Fees (3)
2005	$26,227	$6,964	Nil
2004	$22,639	$2,340	Nil
(1)	The aggregate fees billed by the Company’s external auditor for audit and assurance and related services
(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)	Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years.

Nominating Committee

The Board does not have a Nominating Committee. The Board analyzes the need for new nominees when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs. The Board as a whole is responsible for reviewing the composition of its members on a periodic basis and encourages the independent directors to make recommendations regarding Board composition.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information. Compensation matters may also be reviewed and approved by the entire Board.

During the most recently completed financial year, the Compensation Committee, composed of Paul C. MacNeill, Michael R.J. McPhie and Douglas W. Scheving, all of whom are independent, met on two occasions.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has not appointed a chair for the Compensation Committee.

Mr. MacNeill participated in a private placement as disclosed under “Interest of Informed Persons in Material Transactions”. Mr. MacNeill also serves as a director of Dynasty Metals & Mining Inc. (“DMM”). The Chief Financial Officer of DMM, William D. McCartney, is also a director of the Company.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

The foregoing criteria is used to assess the appropriate compensation level for the Company’s CEO.

Assessment

The entire Board is responsible for regularly assessing the effectiveness and contribution of the Board, its members and committees. The majority of the Board members serve as directors for other public companies and utilize that experience when assessing the Board, its members and committees.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of MacKay LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed in May 1993.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan Amendment

The Company has a “fixed” ceiling incentive stock option plan dated January 21, 2004, as amended (the “Plan”). Under the Plan, 3,573,810 common shares are available for purchase upon the exercise of options awarded under the Plan. This number represented 20% of the Company’s issued and outstanding shares as at the annual general meeting of shareholders held on June 24, 2005.

On August 25, 2005 the Board amended the Plan to increase the ceiling from 3,573,810 to 4,059,035 common shares, being 20% of the issued and outstanding shares of the Company as of that date. On August 29, 2005 the TSX Venture Exchange (the “Exchange”) conditionally accepted the new ceiling subject to shareholder approval.

On April 5, 2006, the Board further amended the Plan (the “Amended Plan”) to increase the ceiling from 4,059,035 to 5,741,803 common shares (20% of the Company’s issued and outstanding shares as of that date) or such greater number being 20% of the issued and outstanding shares as at the Meeting date. The Amended Plan is subject to approval by the Company’s shareholders at the Meeting and final Exchange approval.

The rules of the Exchange permit an issuer to award options under an amended plan prior to receiving shareholder approval, provided that none of the options are exercised until approval is received and provided that the shareholders approve the exercise prices of options awarded between the time of amendment and approval. The Company has awarded an aggregate of 2,056,000 options to its directors, the Named Executive Officers, employees and consultants under the Amended Plan as follows:

Option Holder	Date of Award	Number of Options Awarded (Aggregate)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)
Directors and Named Executive Officers	December 20, 2005	520,000	$1.59	$1.60
Other Employees and Consultants	October 5,2005 October 25, 2005 December 20, 2005 February 3, 2006 March 2, 2006 March 9, 2006	180,000 316,000 500,000 175,000 165,000 200,000	$1.17 $1.20 $1.59 $1.79 $2.01 $2.39	$1.16 $1.32 $1.60 $1.77 $2.05 $2.39
Total:		2,056,000

(1)	Calculated as the closing price of the Company’s shares on the Exchange on the award date.

Except as disclosed above, the terms and conditions of the Amended Plan are the same as those of the Plan, which was approved by the shareholders at the last annual general meeting. A copy of the Amended Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the Meeting.

Summary

The following is a summary of the principal terms of the Amended Plan.

The Amended Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

If a stock option expires or otherwise terminates for any reason without having been exercised, the number of common shares in respect of that expired or terminated stock option will again be available for the purposes of the Amended Plan.

The Amended Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Amended Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Amended Plan.

The Amended Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.

The Amended Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will:

(a)	the number of options awarded in a one-year period to any one Consultant exceed 2% of the issued shares of the Company (calculated at the time of award);
(b)

the aggregate number of options awarded in a one-year period to persons employed to provide investor relations activities exceed 2% of the issued shares of the Company (calculated at the time of award);

(c)	the number of options awarded in a one-year period to any one individual exceed 5% of the outstanding shares of the Company (calculated at the time of award); or
(d)

the aggregate number of shares reserved for issuance to any one individual upon the exercise of options awarded under the Amended Plan or any previously established and outstanding stock option plans or grants, exceed 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options awarded under the Amended Plan will be for a term not to exceed five years from their award date. Unless the Company otherwise decides, in the event an option holder ceases to be a director, officer, Consultant or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date stated in the option certificate (the “Fixed Expiry Date”) and the 90th day following termination of his or her relationship with the Company (30 days if the option holder is an employee engaged in investor relations activities). Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or Consultant is terminated for cause (as such term is defined in the Amended Plan). In the event of the death of an option holder, his or her option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control of the Company, the Board may, in its sole discretion, deal with outstanding options in the manner it deems fair and reasonable in light of the circumstances.

The price at which an option holder may purchase a common share upon the exercise of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the award of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date would typically be the closing trading price of the Company’s common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Amended Plan. Discounted market price means the market price less a discount to be determined by the Board, which will in any event not exceed the amount set forth under Policy 1.1 of the Exchange’s Corporate Finance Manual.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.

Common shares will not be issued pursuant to options granted under the Amended Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Regulatory Requirements

For the purposes of this Information Circular, the term “insider” has the meaning given to that term in section 1(1) of the Securities Act (British Columbia).

Any time an issuer increases the number of shares reserved for issuance under a stock option plan, the Exchange requires the issuer to obtain shareholder approval of the amended plan, provided that the amended plan, together with all of the issuer’s other previously established stock option plans or grants, could result at any time in the number of common shares reserved for issuance under options exceeding 10% of the issued and outstanding common shares. Under the Amended Plan, the number of common shares available for issuance upon the exercise of options will be equal to 20% of the issued and outstanding common shares of the Company as at the Meeting date.

The Exchange also requires the Company to obtain disinterested shareholder approval where a stock option plan, together with all of the Company’s other previously established and outstanding stock option plans or grants, could result, at any time, in:

(a)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or
(b)	the grant to insiders, within a one-year period, of a number of shares exceeding 10% of the issued shares.

Insiders of the Company will participate in the Amended Plan. It is possible that the Amended Plan could result in one or both of the foregoing situations.

Shareholder Approval

In order to obtain disinterested shareholder approval, the Amended Plan must be approved by a majority of the votes cast at the Meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be awarded under the Amended Plan; and (ii) associates of persons referred to in (i). The Company is asking both its shareholders as a whole, and disinterested shareholders, to vote affirmatively on the following resolutions to approve the Amended Plan:

“RESOLVED THAT:

1.

the Company’s stock option plan dated January 21, 2004, as amended (the “Amended Plan”), pursuant to which up to 5,741,803 common shares, or such greater number being 20% of the issued and outstanding shares as at the Meeting date, may be purchased upon the exercise of options, be approved;

2.

the board of directors be authorized to grant options under and subject to the terms and conditions of the Amended Plan which, together with the options that are currently outstanding, will entitle option holders to purchase up to a maximum of 5,741,803 common shares of the Company, or such greater number being 20% of the issued and outstanding shares as at the Meeting date;

3.

the exercise prices of the 2,056,000 options awarded to directors, officers, employees and consultants of the Company under amended ceilings prior to receiving shareholder approval for the amendments be approved;

4.

the board of directors, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

5.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders and their associates beneficially own a total of 5,349,400 common shares of the Company as of April 5, 2006. Therefore, the total number of common shares held by “disinterested shareholders” is 23,359,613 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under “Exeter Resource Corporation”. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company’s CFO at the following address:

Exeter Resource Corporation

Suite 301, 700 West Pender Street

Vancouver, British Columbia, Canada V6C 1G8

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Board.

ON BEHALF OF THE BOARD
“Yale Simpson”

Yale Simpson

Chairman

Appendix 1

Charter of the Audit Committee of the Board of Directors

of Exeter Resource Corporation (the “Company”)

Article 1 - Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:

(a)	recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;
(b)	recommend to the Board the compensation of the external auditor;
(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d)	pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor;
(e)	review the Company’s financial statements, MD&A and annual and interim earnings press releases, where applicable, before the Company publicly discloses this information;
(f)

be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures;

(g)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Article 2 - Pre-Approval of Non-Audit Services

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor. The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 3 - External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 4 - External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

(a)

review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)	approve the fees and other significant compensation to be paid to the external auditors;
(c)	on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;
(d)	review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;
(e)

before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;
(g)	resolve any disagreements between management and the external auditors regarding financial reporting;
(h)	approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and
(i)	receive from the external auditors timely reports of:
(i)	all critical accounting policies and practises to be used;
(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management.

Article 5 - Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 6 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns. In all cases the Audit

Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF EXETER RESOURCE CORPORATION (the "Company")

TO BE HELD AT 2:30 PM ON MAY 10, 2006, AT SUITE 301, 700 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints YALE SIMPSON, a Director of the Company, or failing this person, PAUL C. MACNEILL, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the registered shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
Please Print Name:
Date:

Number of Shares

Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 6
		For	Withhold
2.	To elect as Director, Bryce G. Roxburgh
3.	To elect as Director, Yale R. Simpson
4.	To elect as Director, Douglas W. Scheving
5.	To elect as Director, Paul C. MacNeill
6.	To elect as Director, Michael R. J. McPhie
7.	To elect as Director, William D. MaCartney
8.	To appoint MacKay LLP as Auditors of the Company
		For	Against
9	To authorize the Directors to fix the auditors' remuneration
10.	To approve an amendment to the Company’s Stock Option Plan
11.	To transact such other business as may properly come before the Meeting

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept. 100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

EXETER RESOURCE CORPORATION

Request for Interim/Annual Financial Statements

National Instruments 51-102 and 54-101 provide both registered holders and beneficial owners of an issuer’s securities with the opportunity to elect ANNUALLY to have their names added to a Supplemental Mailing List in order to receive a printed copy of the issuer’s annual financial statements and the corresponding Management Discussion and Analysis of those statements (“MD&A”), the interim financial statements and the MD&A for the interim financial statements, or both.

These documents are also available electronically on the SEDAR website at www.sedar.com.

If you wish to receive printed copies of these materials, please complete this form and return it along with your Proxy in the attached envelope or by mail or fax as indicated below. As the Supplemental Mailing List will be updated each year, a request form will be required from you annually in order for your name to remain on the list.

Computershare Investor Services Inc.

9th Floor - 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Fax (Toll Free North America): 866.249.7775

Fax: 416.263.9524

[ ]	I want to receive printed copies of ONLY the audited financial statements and the annual Management Discussion and Analysis.
[ ]	I want to receive printed copies of ONLY the interim financial statements and the interim Management Discussion and Analysis.
[ ]	I want to receive printed copies of BOTH the audited and interim financial statements and the corresponding Management Discussion and Analysis.

I certify that I am a registered holder and/or beneficial owner of securities (other than debt instruments) of the Company.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a	Dated

company, signature of authorized signatory.

EXETER RESOURCE CORPORATION

310 – 700 West Pender Street, Vancouver, BC V6C 1G8

ELECTRONIC DELIVERY OF DOCUMENTS

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method. Should you wish to receive documents by electronic means, please read the enclosed consent and return the consent signed.

If you wish to receive any such mailings, please check the applicable box below.

I consent to receive the financial statements and MD & A via electronic mail	[	]
I consent to receive all proxy materials via electronic mail	[	]

COMPLETE AND RETURN THIS FORM TO:

EXETER RESOURCE CORPORATION

310 – 700 West Pender Street, Vancouver, BC V6C 1G8

NAME:	_______________________________________________________________
ADDRESS:	_______________________________________________________________
_______________________________________________________________
POSTAL CODE:	______________________________________________________________
E-MAIL	_______________________________________________________________

(please print)

I confirm that I am the BENEFICIAL owner of ___________________________ shares of the Issuer. (Common/Preferred)

I confirm that I am the REGISTERED owner of ___________________________ shares of the Issuer. (Common/Preferred)

SIGNATURE OF

SHAREHOLDER: ________________________________________ DATE: _______________

CUSIP:	__________301835104_________
SCRIP COMPANY CODE:	__________EXAQ___________

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.

I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification of the availability of a document in electronic format. The notification e-mail may or may not contain the actual document. If not, the notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer.

2.

I acknowledge documents distributed electronically may be distributed in Adobe’s Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe’s web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3.

I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by regular mail (Suite 301 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8).

4.

For the above named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5.	I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.
6.

I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered at any time by notifying the deliverer of such revised or revoked consent by regular mail (#301 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8).

7.	I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

(Name) (please print)

(Postal Address) (please print)

(Postal Address) (please print)

SIGNATURE OF SHAREHOLDER

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 11, 2006

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Exeter Resource Corporation

We confirm that the following material was sent by pre-paid mail on April 11th, 2006 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual Meeting / Information Circular
B Proxy
C Supplemental Mailing List Return Card
D Electronic Delivery of Documents
E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Stacey McGlynn"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4204)
Fax: 604.661.9401

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date May 4, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director